Exhibit 6.9

TMCx ACCELERATOR

PROGRAM PARTICIPATION AGREEMENT

This TMCx Accelerator Program Participation Agreement (the “Agreement”) is entered into as of the Effective Date (defined below) between Texas Medical Center, a Texas non-profit corporation (“TMC”) and Participant (defined below). TMC and Participant are each sometimes referred to as a “Party” and collectively as the “Parties”.

Background

The TMCx Accelerator Program (“TMCx”) spurs the development of early stage life science and digital health startups and provides a gateway to the facilities, resources and network of the world’s largest medical center. TMC is providing TMCx as part of its mission to promote health, education, research and research translation and development in or related to the life science and biotechnology fields. The member institutions of TMC (the “Member Institutions”) are world- class educational, clinical and research organizations that share a common mission of advancing health, education and research for the benefit of the people of Texas.

Agreement

In consideration of the mutual covenants contained in this Agreement, TMC and Participant hereby agree to the terms and conditions set forth in this Agreement. The following terms and definitions (the “Key Terms”) are part of this Agreement and apply to Participant’s participation in TMCx. The General Terms and Conditions (the “General Terms”) following the Key Terms are also a part of this Agreement and apply to Participant’s participation in TMCx.

Key Terms

“Participant”	If Participant is a corporate entity: Oracle Health, Inc, a Delaware C Corp[1]
“Participant Leader”	The following individual has been delegated authority to make decisions on behalf of and is liable for all liabilities and obligations of the Participant: Name: Jaeson Bang Title: CEO
“Participant Leader Contact Information”	Primary Address: 910 Woodbridge Ct. Safety Harbor, FL 34695 Primary Phone: 727-470-3466 Email: jaeb@oracle-health.com

[1]	Please indicate state of organization and form of entity.

“Effective Date”	October 5, 2020.
“Term”

The term of this Agreement starts on the Effective Date. In the event Participant is not selected for the final cohort following Bootcamp (as defined below), this Agreement will expire November 13, 2020. If the Participant is selected for the final cohort, this Agreement will expire May 21, 2021.

Either Party may terminate this Agreement at any time upon five (5) days prior written notice to the other Party.

“Bootcamp”	Timeframe between October 5, 2020 and November 13, 2020 in which Participant engages in a series of programming exercises to facilitate final cohort selection.
“Down Selection”	The process in which TMC Innovation selects which companies will participate in the TMCx program. This process is incorporated into Bootcamp and finalized shortly thereafter.
“Extension Term”

Upon expiration of this Agreement, TMC may offer (of which determination is solely at the discretion of TMC) a six (6) month extension of this Agreement, subject to the General Terms and Conditions attached hereto.

“Building”	The building owned by TMC located at 2450 Holcombe Boulevard, Houston, Texas 77021- 2040.
“TMC Innovation Institute Campus” “TMCx Program Space”

The area within the Building where the TMCx Program Space is located.

The area within the TMC Innovation Institute Campus for use of Participant Personnel for the duration of the Term and Extension Term, as applicable (see Exhibit A).

“Participant Personnel”	The following individuals will be participating in TMCx on behalf of Participant (start list with Participant Leader) (First Name, Last Name, Email): Jaeson Bang, jaeb@oracle-health.com
“Participant Solution”

Subject to the terms of this Agreement, Participant will use the resources provided through TMCx under this Agreement solely for the advancement and development of the following medical device, life science and/or digital health solution:

Insertable Cardiac Monitor

“Workstation”	Area(s) within TMCx Program Space designated for use by Participant during their Term.
“Mailbox”	Mailbox assigned as needed.

“Parking”

Participant teams will be allocated parking spots based on the number of Participant Personnel using the TMCx Program Space on a regular basis during the Term and Extension Term, as applicable. Participant Personnel designated parking have use of the unreserved parking spaces 24 hours a day, 7 days a week in the “Self-Parking” surface lot areas through Entrance 81 off Holcombe Boulevard. TMC reserves the right to terminate parking used less frequently than defined above.

“Standard Operating Procedures (SOPs)”

All Participant Personnel must comply with, and this Agreement is subject to, the Standard Operating Procedures described within the “TMC Resource and Policy Guide” (as revised and amended from time to time by TMC in TMC’s sole discretion, referred to herein as “SOPs”) established by TMC with respect to the TMC Innovation Institute Campus. Detailed SOPs will be provided to Participant Personnel at Orientation and are considered a part of this Agreement.

Attachments: The following are attached to this Agreement and incorporated herein for all purposes:

General Terms and Conditions (General Terms)

Exhibit A - TMCx Program Space Map

Schedule I - Standard Services

Annex I - Building Rules and Regulations

TMC and Participant hereby enter into this Agreement effective as of the Effective Date.

TMC:		Participant:

Texas Medical Center		If Participant is an entity:

/s/ Jaeson Bang

By:	/s/ Lance Black	By	Participant Leader:
Lance Black, MD
	Associate Director, TMCx	Name:	Jaeson Bang
		Title:	CEO
		Date:	October 2, 2020

General Terms and Conditions

ARTICLE I. Program Services.

TMC hereby admits Participant to TMCx and agrees that Participant Personnel may participate in all TMCx services (the “Program Services”) made generally available to TMCx participants as further described below.

The Program Services will provide a comprehensive and practical plan to assist Participants in establishing a meaningful relationship with Member Institutions and/or corporate partners. A Participant Leader must be present during the entirety of programmatic sessions and strategic meetings in person, unless otherwise stated. Program Services requirements are as follows:

☐	Participant Leaders are required to attend all workshops, meetings and mandatory events as scheduled.

☐	Participant Personnel are required to work with a TMC Innovation Strategist to whom they will provide weekly updates.

☐	Participant Personnel are required to set performance tracking metrics and design a timeline for meeting and reporting those metrics.

☐	Participant Personnel agree to be professional and respectful when interacting with all mentors, speakers, investors and visitors.

☐	Participant Personnel agree to respect all people with whom they interact in a manner that positively reflects upon TMC.

TMC currently contemplates that the Program Services will also include programmatic, mentorship and/or consulting services in the following areas: entrepreneurship, business, medical/scientific, legal, regulatory, marketing, and financial. The Program Services are subject to change at any time by TMC in its sole discretion. During the Term, Participant agrees to actively participate in the Program Services and to diligently pursue advancement of the Participant Solution.

ARTICLE II. Use of TMC Innovation Facilities.

Section 2.1 TMC hereby grants to Participant upon the terms and conditions of this Agreement a license (the “License”) to use designated shared work areas in the TMCx Program Space and, together with a non-exclusive right in common with TMC and other Participants at the TMC Innovation Institute Campus (the “Other Participants”), to access and use the designated shared work and presentation areas, break room and reception area, necessary hallways, designated shared rest rooms, designated parking areas (as specified in and subject to Article XXIII below), Wi-Fi internet services serving the Program Space, certain other shared conference rooms (subject to applicable Standard Operating Procedures or SOP’s, and ingress and egress points (the “ Common Space”, and collectively with the Workstation, (the “TMCx Program Space”), as the TMCx Program Space is from time to time designated for such use by TMC. It is understood and agreed that Participant shall not have access to or use portions of the TMC Innovation Institute Campus that are not TMCx Program Space. While the TMCx Program Space has conference rooms capable of being reserved for use by Participant, the Workstation is a part of the TMCx Program Space within the TMC Innovation Institute, which is also a co-working and event space. Other Participants, TMC personnel and others will be sharing the TMCx Program Space with Participant and will have continuous and direct access to the Workstation. Accordingly, Participant acknowledges and agrees that this Agreement does not provide Participant exclusive access to the Workstation and that Participant is solely responsible at all times for securing and protecting its personal property and propriety and confidential information. TMC, Other Participants and others may use the Workstation when not in use by Participant.

Section 2.2 The License granted hereunder shall be for the Term and shall terminate upon the date of the expiration of the Term or earlier termination of the Term (the “Termination Date”). The License granted to Participant hereunder shall apply only to the TMCx Program Space during the Term, shall not be exclusive (except that the Workstation can be reserved for use by Participant per the terms of Section 2.1) and in all cases shall be subject to the terms of this Agreement and TMC’s rights including right to access by TMC, Other Participants and others. Participant shall have no rights to, or in, any part of the Building or TMC Innovation Institute Campus except the TMCx Program Space.

Section 2.3 Subject to the terms of this Agreement, the grant contained in this Agreement provides Participant with use of TMC’s equipment, furniture and other property located at the Workstation reserved for Participant and, subject to the SOPs, non- exclusive use of the equipment, furniture and other property located in the Common Space. Except for meetings, presentations, events and other similar circumstances involving third parties in the ordinary course of Participant’s business (all of which will comply with the SOPs and this Agreement) or as part of TMCx, only the Participant Personnel may use the TMCx Program Space and Program Services.

Section 2.4 Participant shall, at all times, ensure that its use and operations of the TMCx Program

Space (and control its agents, employees, invitees, tenants, and visitors in such manner to ensure that they) does not create any nuisance and does not unreasonably interfere with the use and operations of the Building or TMC Innovation Institute Campus by TMC, or the use and operation of the Common Space by the Other Participants and tenants in the Building. Participant hereby agrees to comply with, and this Agreement is subject to, the Standard Operating Procedures established by TMC with respect to the TMC Innovation Institute Campus. Detailed SOPs will be provided to Participant Personnel at Orientation. Participant further agrees to comply with the Building Rules and Regulations applicable to the Building promulgated by TMC (as revised and amended from time to time by TMC, in TMC’s sole discretion, referred to herein as “Building Rules and Regulations”) as from time to time in effect with respect to the Building and any other general health and safety operating procedures, emergency, evacuation or security procedures or rules and regulations of TMC provided to Participant with respect to the TMCx Program Space, TMC Innovation Institute Campus, Building or parking and surrounding areas. The initial Building Rules and Regulations are listed on Annex I. In the case of amendment to the SOPs or the Building Rules and Regulations, TMC’s only obligation is to provide notice to the Participants of the new and revised policies.

ARTICLE III. Prototyping.

Section 3.1 Participants may be granted access to prototyping resources during the Term and Extension Term, including JLABS@TMC Prototyping Lab and AT&T Foundry Prototyping Room. Access to prototyping resources will be determined by individual corporate partner and TMC Innovation. To access the JLABS@TMC Prototyping Lab, Participant must have General Liability Insurance with minimum limits of $4,000,000.00 per occurrence. Such insurance shall include coverage for personal injury liability, bodily injury liability, property damage liability, and business interruption relating to JLABS@TMC’s operations. Participant and Participant Personnel must also undergo a background check, a cost which will be covered by TMC and complete assigned trainings prior to being permitted to access the JLABS@TMC Prototyping Lab. Eligible Participants are required to abide by JLABS@TMC restricted dates and times of access and must sign-in at the JLABS@TMC front desk every time they enter the space. Computer software usage by the Participant is permitted in the Lab, but no data may be stored or filed on the instrumentation. Participant is not permitted to access other areas of JLABS@TMC beyond the Prototyping Lab.

ARTICLE IV. Program Use.

Section 4.1 Participant shall use the

Program Services and the TMCx Program Space only for the purpose of general office use relating to the fields of life science and digital health and only for the development and advancement of the Participant Solution in accordance with the business plan provided to TMC. Participant acknowledges that TMC has relied on and shall continue to rely on the information provided by Participant in its Program Application (the “Program Application”) provided by Participant to TMC prior to the execution by the Parties of this Agreement in determining whether to admit Participant to TMCx, including information to facilitate TMC’s evaluation of whether Participant does not plan to conduct any research or other activities that would directly compete with the ongoing or planned research and other activities of TMC and certain of TMC’s affiliated companies on the TMC Innovation Institute Campus, or other occupants of, or programs operated within, the Building. In the event Participant intends to substantially change its business plan to undertake any other research or development, it shall notify TMC of such general intent and thereafter reasonably cooperate with TMC to facilitate TMC’s reevaluation of Participant’s suitability for continuing or renewing this Agreement.

Section 4.2 Except in the case of emergencies, during the Term, Participant and its employees shall have access to the Workstation and to Common Space (subject to applicable SOPs on reserving access and use of certain facilities) twenty- four (24) hours per day and seven (7) days per week. Participant and its employees shall have access to the TMCx Program Space during the Extension Period. Participant’s agents, invitees or guests may, with Participant escort only, enter the TMCx Program Space in accordance with access and security procedures as set forth in applicable SOPs and Building Rules and Regulations. Participant acknowledges that use of shared space and meeting rooms within the Common Space shall be on a first- come, first-served basis in accordance with applicable SOPs for the use of such space, including all scheduling, use and clean-up of shared conference space and use of Common Space. The TMCx Program Space shall be used solely for uses consistent with the Participant’s tax exempt purposes and no other uses, provided such uses must also be consistent with those uses permitted by the restrictive covenants set forth in the Texas Medical Center Amended and Restated McGovern Campus Restrictive Covenants (the “Restrictive Covenants”) recorded under File No. 20140554772 in the Real Property Records of Harris County, Texas. TMC will have the right to terminate this Agreement by written notice to Participant immediately upon any breach of the Restrictive Covenants. TMC shall have the right to impose such other and reasonable restrictions on the use of the

TMCx Program Space as in its judgment may from time to time be needed to further the goals of TMC, including but not limited to, maintaining TMC’s status as an exempt organization under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

ARTICLE V. Alterations and Personal Property.

Section 5.1 Participant shall not make any changes, additions, improvements, alterations or other physical changes (including installing window coverings or hanging items or making holes in the walls) to the TMCx Program Space or any portions thereof, or any of the systems therein or thereon, or bring any furniture or equipment (other than personal computers, cell phones and similar personal use devices) onto the TMCx Program Space without the prior written consent of TMC. No Participant signage is allowed with respect to the Workstation or otherwise under this Agreement without the prior written consent of TMC.

Section 5.2 All personal property, including furniture and equipment installed in or located in the TMCx Program Space by or on behalf of TMC, is the property of TMC (“ TMC’s FF&E”). TMC’s FF&E shall not be altered, added to or replaced in any way by Participant and on the Termination Date shall be delivered back to TMC by Participant in good operating condition subject only to reasonable wear and tear. If Participant fails to deliver TMC’s FF&E pursuant to and in the condition required by the preceding sentence, TMC may charge Participant, and Participant shall pay to TMC within 10 (ten) days from notice of such charge, reasonable repair or replacement cost, at TMC’s sole discretion, for such TMC’s FF&E.

Section 5.3 In consideration of the mutual benefits arising under this Agreement and in order to secure payment of all amounts payable by Participant to TMC under this Agreement and the faithful performance and observance of all covenants and agreements of Participant under this Agreement, Participant hereby grants to TMC a lien and security interest on and in all of the property of Participant now or hereafter placed in, upon or about the TMC Innovation Institute Campus, including without limitation all goods, wares, fixtures, trade fixtures, machinery, inventory, equipment, furniture, furnishings and other personal property now or hereafter placed in or upon the TMC Innovation Institute Campus (collectively, “ Participant’s Property”) and also upon all proceeds of any insurance which may accrue to Participant by reason of damages to or destruction of any of Participant’s Property, and Participant’s Property and insurance proceeds shall be and remain subject to such lien and security interest of TMC for payment of all amounts payable by

Participant to TMC under this Agreement. Said lien and security interest shall be in addition to and cumulative of TMC’s liens provided by law. This Agreement shall constitute a security agreement under the Uniform Commercial Code as enacted and enforced in the State of Texas (the “UCC”) so that TMC shall have and may enforce a security interest on all of Participant’s Property and insurance proceeds. Participant agrees to execute as debtor such financing statement or statements as TMC may now or hereafter reasonably request in order that such security interest or interests may be protected pursuant to said UCC. TMC may at its election at any time file a UCC financing statement and may also file a copy of this Agreement as a financing statement. TMC, as secured party, shall be entitled to all of the rights and remedies afforded a secured party under said UCC, which shall be in addition to and cumulative of TMC’s liens and rights provided by law or in equity or by the other terms of this Agreement.

ARTICLE VI. Repairs and Maintenance.

TMC, at its cost, shall provide routine maintenance and repairs to the TMC Innovation Institute Campus and Workstation. Participant shall inform TMC if TMC’s FF&E in the Workstation requires maintenance or repair in order to keep the same in good order and repair. Participant shall report maintenance or repair in accordance with relevant SOPs. Subject to the terms of this Agreement, TMC shall have the right to maintain and repair TMC’s FF&E in the Work Space and, if TMC’s FF&E or the Work Space is damaged beyond reasonable wear and tear, TMC may charge Participant, and Participant shall pay to TMC within 10 (ten) days from notice of such charge, reasonable maintenance and repair cost for such repair and maintenance of TMC’s FF&E. In addition to the foregoing, Participant shall reimburse TMC for TMC’s costs and expenses related to maintenance and repair of the TMCx Program Space, the TMC Innovation Institute Campus or the Building required due to the negligence or willful misconduct of Participant.

ARTICLE VII. Services.

Subject to the terms of this Agreement, TMC shall provide to Participant all services set forth in Schedule I (the “Standard Services”). Except as expressly set forth in this Agreement (including, without limitation, in Article VI and this Article VII), TMC shall have no obligation to (i) perform any services under this Agreement, or (ii) make any repairs or restorations except as expressly set forth herein. TMC shall make commercially reasonable efforts to cause utilities to be provided to the TMCx Program Space during the Term, provided that (i) Participant is not in default hereunder beyond applicable notice and cure periods and (ii) other than with respect to the Standard Services, TMC shall not be obligated to take such action if such action would cost TMC more than a de minimis amount, unless TMC agrees to do so, and TMC may, as a condition to doing so, require Participant to indemnify and reimburse TMC as to any reasonable cost or expense incurred with respect thereto. In no event shall TMC be required to bring or defend any litigation against any party with respect to any Standard Services. Participant shall cooperate with the requests of TMC, and shall abide by all regulations and requirements provided to Participant that TMC may reasonably prescribe for the proper functioning and protection of TMC’s FF&E and of electric, heating, air conditioning, ventilating and, if applicable, other systems.

ARTICLE VIII. Services and Space Provided Without Warranty.

PARTICIPANT ACKNOWLEDGES AND AGREES THAT (i) THE TMCX PROGRAM SPACE, PROGRAM SERVICES AND STANDARD SERVICES ARE PROVIDED “AS IS”, AND THAT THERE ARE NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, BY TMC OR ANY OTHER PERSON REGARDING THE PROGRAM SERVICES, THE STANDARD SERVICES OR THE CONDITION OF TMCX PROGRAM SPACE, THE TMC INNOVATION INSTITUTE CAMPUS, THE BUILDING, PARKING AREAS OR OTHER COMMON AREAS AROUND THE BUILDING, and (ii) PARTICIPANT IS NOT RELYING ON ANY SUCH REPRESENTATIONS AND WARRANTIES IN ENTERING INTO THIS AGREEMENT.

ARTICLE IX. End of Term.

Participant shall vacate the TMCx Program Space upon the Termination Date, leave the TMCx Program Space broom clean and in the same general order and condition as the TMCx Program Space on the Effective Date, except for reasonable wear and tear. In addition, Participant shall, on or prior to the Termination Date (1) remove all of Participant’s personal property and effects of Participant and all persons claiming through or under Participant from the TMCx Program Space and the TMC Innovation Institute Campus and (2) repair all damage to the TMCx Program Space and the TMC Innovation Institute Campus, if any, occasioned by such removal, reasonable wear and tear excepted. TMC shall have the right to retain any property and effects of Participant or such other persons which shall remain in the TMCx Program Space and the TMC Innovation Institute Campus at the Termination Date or to store and ultimately sell the same. Any net proceeds from the sale thereof, without waiving any of TMC’s rights with respect to any Event of Default (as hereinafter defined) by Participant, may be retained by TMC to the extent allowed by applicable law. TMC may, or may hire a third party to, further clean, repair and paint the Work Space. Except as otherwise expressly provided in this Agreement and to the extent permitted by applicable law, Participant hereby expressly waives for itself and for any person claiming through or under Participant any rights which Participant or any such person may have under any applicable law then in force in connection with any holdover or summary proceedings which TMC may institute to enforce the foregoing provisions of this Article IX. If the date upon which the Term shall expire, terminate or end shall fall on a Sunday or a holiday, then Participant’s obligations under the first sentence of this Article IX shall be performed on or prior to the Saturday or business day immediately preceding such Sunday or holiday.

ARTICLE X. Assignment.

Participant shall not assign its rights or delegate its duties under this Agreement (whether by operation of law, transfer of interest, change of direct or indirect control of Participant or otherwise) or permit the TMCx Space or any part thereof to be occupied or used by any other person or entity without the prior written consent of TMC (which TMC may withhold, condition or delay in its sole discretion). TMC shall have the right, in its sole discretion, to assign its rights and/or delegate its duties under this Agreement.

ARTICLE XI. TMC Access.

TMC and its employees, contractors and agents shall have the right without notice, at all times throughout the Term, to enter any portion of the TMCx Program Space, including without limitation, the Workstation, and to occupy and use any portion of the TMCx Program Space (i) for events, presentations, and other gatherings and activities (collectively, “Events”) and (ii) to show the same to prospective purchasers, mortgagees, participants or tenants and to make such repairs, alterations, improvements or additions as TMC may deem necessary or desirable to the TMCx Program Space, including without limitation, the Workstation, or any other portion of the TMC Innovation Institute Campus. Such access to the Workstation by TMC (except in the event of an emergency) shall be subject to reasonable limitations imposed by Participant related to proprietary and confidential information of Participant and any Events held, work performed or inspections or installations within the Workstation made by TMC shall be done using reasonable efforts to minimize disruption to the business and operations of Participant. Nothing contained in this Article XI shall be deemed to impose upon TMC any obligation to employ contractors or labor at overtime or other premium pay rates. The exercise by TMC or its agents or by the holder of any mortgage of any right reserved to TMC in this Article XI shall not constitute an actual or constructive eviction, in whole or in part, or relieve Participant from any of its obligations under this Agreement, or impose any liability upon TMC, or their respective agents, or upon the holder of any such mortgage, by reason of inconvenience or annoyance to Participant or injury to or interruption of Participant’s operations.

ARTICLE XII. Legal Compliance.

Participant agrees that its use of the TMCx Program Space and TMC’s FF&E and the installation, operation and maintenance of Participant’s personal property and equipment shall at all times comply with all applicable laws, regulations and ordinances and the permits, orders and requirements of all government authorities (“Legal Requirements”). Participant hereby agrees that it shall apply for, obtain and maintain, at its expense, any permits or approvals required for Participant to comply with applicable Legal Requirements and supply TMC with a copy of all applications and all issued permits Participant obtains. Participant shall notify TMC within five (5) business days after discovering that Participant’s activities in the TMCx Program Space could require additional permits in order to satisfy Legal Requirements. Participant may not conduct any activity in the TMCx Program Space that requires a permit until the same is issued and a copy thereof is provided to TMC. In addition to the aforesaid, Participant shall (i) not generate, store, install, dispose of or otherwise handle any hazardous materials in the TMCx Program Space, or in or around the TMC Innovation Institute Campus, (except for substances commonly used in offices and then only for such common office uses in compliance with applicable law and only in the quantities commonly used for such purposes); and (ii) at Participant’s cost and expense, remove, clean-up and remedy any hazardous materials in the TMCx Program Space or the TMC Innovation Institute Campus to the extent and in the manner required by any applicable law, if the release of such hazardous materials resulted from the action of Participant, its employees, contractors, subcontractors, agents, or invitees or occurred in the Workstation.

ARTICLE XIII. Casualty and Condemnation.

In the event that all or a material portion of the TMCx Program Space or a material part of the TMC Innovation Institute Campus shall be (i) materially damaged by fire or other casualty, or (ii) acquired or condemned by any legal authority or for public use or purpose, then this Agreement shall terminate upon the date of such fire or casualty or such taking together with, except for those obligations which survive expiration of the Term, any and all of TMC’s and Participant’s obligations hereunder as of the date of such taking. TMC shall have, and Participant waives and releases to TMC, all rights to claim compensation from the condemning authority as a result of any taking.

ARTICLE XIV. Waiver of Subrogation.

Section 14.1 Notwithstanding anything in this Agreement to the contrary, Participant shall cause its respective insurance carriers and any other party claiming by, through or under such carriers, by way of subrogation or otherwise, to waive and release any and all rights of recovery, claims, actions and causes of action against TMC and its Member Institutions and affiliates and their respective affiliates, principals, beneficiaries, partners, officers, directors, agents, contractors and employees, and other designees of TMC as the interest of such designees shall appear (collectively, “TMC Parties”), for any loss, cost, expense (including reasonable attorneys’ fees), damage, injury or illness, INCLUDING WITHOUT LIMITATION, ALL RIGHTS (BY WAY OF SUBROGATION OR OTHERWISE) OF RECOVERY, CLAIMS, ACTIONS AND CAUSES OF ACTION ARISING OUT OF THE NEGLIGENCE OF ANY OF THE TMC PARTIES, covered by insurance.

ARTICLE XV. Indemnity.

Participant shall indemnify, defend (with counsel reasonably approved by TMC), release and hold harmless the TMC Parties and of each of them from and against any loss, cost, expense (including reasonable attorneys’ fees), damage, injury or illness, and any and all rights of recovery, claims, actions or causes of action therefore:

(i) arising in or about the TMC Innovation Institute Campus, the TMCx Program Space, the Building or the parking or other areas in and around the Building from (a) any act of negligence or willful misconduct of Participant, anyone claiming through or under Participant, or Participant’s or such other party’s agents, contractors employees, invitees or guests,

(b) any failure by Participant to observe or perform any of the terms, covenants or conditions of this Agreement required to be observed or performed by Participant, and (c) any event occurring in the Workstation; or

(ii) resulting from Participant’s use of the TMC Innovation Institute Campus, the TMCx Program Space, the Building or the parking or other areas in and around the Building,

EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE OF ANY INDEMNITEE, except to the extent any of the foregoing results from the gross negligence or willful misconduct of TMC or any other TMC Party.

ARTICLE XVI. Subordination.

This Agreement and the License and Participant’s rights hereunder are subject and subordinate to all present and future ground leases, operating leases, superior leases, overriding leases and all mortgages and loan agreements to which the TMC Innovation Institute

Campus is now or hereafter becomes subject or subordinate. The provisions of this Article XVI shall be self-operative and no further instrument of subordination shall be required. Within ten (10) days of request from TMC, Participant will execute and provide to TMC, and any third party designated by TMC, any subordination, attornment or similar document describing the terms and status of this Agreement.

ARTICLE XVII. Default/Remedies.

Section 17.1 If at any time prior to or during the Term, any one or more of the following events (the “Events of Default”) shall occur: (i) if Participant shall default in the payment when due of any sums due TMC hereunder and the default continues for three (3) days following the due date, (ii) if Participant shall fail to comply with any term, covenant or condition of the Restrictive Covenants or with Article XII hereof, (iii) if Participant shall file for bankruptcy, be declared insolvent, have a receiver appointed or assign substantially all of its assets to its creditors, or (iv) if Participant shall default in the observance or performance of any term, covenant or condition (other than the terms, covenants or conditions referred to in (i), (ii), or (iii) of this Section 17.1) of this Agreement to be observed or performed by Participant, and Participant shall fail to remedy such default within three (3) days after written notice by TMC to Participant of such default, TMC shall have the right, at TMC’s option, to terminate this Agreement, in which case Participant shall immediately surrender the TMCx Program Space to TMC. Nothing contained in the foregoing shall in any way be construed to limit TMC’s right to pursue any and all remedies available under applicable law upon the occurrence of an Event of Default including legal proceedings to evict Participant from the TMCx Program Space and/or to recover damages. To the extent permitted under applicable law, Participant hereby expressly waives any and all rights Participant may have under Sections 93.002 and 93.003 of the Texas Property Code (as amended or superseded from time to time) including without limitation its right to either recover possession of the TMCx Program Space or terminate this Agreement, and Participant hereby waives any and all liens (whether statutory, contractual or constitutional) and offset rights it may have against TMC, including without limitation the rights conferred upon Participant pursuant to Section 91.004 of the Texas Property Code, as amended or superseded from time to time, or other applicable law. Notwithstanding the foregoing, in the event of a hazardous materials contamination or Participant’s violation of Article XII of this Agreement, TMC shall have the right, in TMC’s sole discretion, to immediately terminate this Agreement, cause the Participant to immediately cease operations in the TMCx Program Space, and/or cause the Participant to immediately vacate the TMCx Program Space. In addition to the foregoing, TMC may also terminate this Agreement pursuant to TMC’s express termination rights elsewhere in this Agreement.

Section 17.2 If Participant fails to perform any obligation of Participant within any applicable notice, grace or cure period, then TMC at its option may (without waiving any right or remedy for Participant’s non-performance) at any time thereafter perform the obligation of Participant for the account of Participant. Participant shall upon demand reimburse TMC’s cost (including reasonable attorneys’ fees) of so performing on demand. Notwithstanding any other provision concerning cure periods, TMC may cure any non-performance for the account of Participant after such notice to Participant, if any, as is reasonable under the circumstances if curing prior to the expiration of the applicable cure period is reasonably necessary to prevent damage to the TMCx Program Space, the TMC Innovation Institute Campus or the Building or injury to persons, or to protect TMC’s interest in the TMCx Program Space, the TMC Innovation Institute Campus or the Building.

ARTICLE XVIII. Liability of TMC

Section 18.1 TMC and the other TMC Parties shall not be liable to Participant for any injury or damage to persons or property, any loss or claim or any interruption of Participant’s operations or use of the TMCx Program Space or failure to provide Standard Services EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE OF TMC OR ANY OTHER TMC PARTY unless any such injury, damage, loss, claim or interruption is due to TMC’s gross negligence or willful misconduct. If there is any interruption of Standard Services, or of Participant’s operations or use of the TMCx Program Space, then Participant shall give TMC written notice thereof and a reasonable opportunity to correct such condition, and in the interim Participant shall not claim that it has been constructively evicted. To the extent permitted by applicable law, Participant waives any right of offset against Participant’s obligations that may be provided by any statute or rule of law in connection with TMC’s duties under this Agreement.

Section 18.2 Participant agrees that, subject to the provisions of Article XI, nothing in this Agreement requires TMC to maintain in confidence any confidential information (including as contained in any documentation) provided to TMC by Participant (directly or through any of its affiliated companies or third party consultant or contractor, including a Third-Party Servicer), including information provided in or as part of the Program Application, which may be provided to certain TMC Innovation sponsors. Participant accepts all risk to it and its intellectual property interests associated with, and TMC shall have no liability arising from, any disclosure whatsoever, of any of Participant’s confidential information (whether intentionally or unintentionally by Participant or by any Person not authorized to access, use or disclose Participant’s confidential information) to TMC or any of its affiliated companies, Other Participants, third party consultants or contractors or any other Person, and Participant hereby agrees to indemnify, release and hold the TMC Parties harmless with respect to all claims, losses, costs or expenses which relate to or arise in connection with any such disclosure of Participant’s confidential information. Notwithstanding the foregoing, the Parties agree and acknowledge that this Article XVIII shall not limit the rights and obligations of TMC (or an affiliate of TMC) and Participant resulting from separate future written agreements, if any, that may be entered into between them, including but not limited to a confidentiality agreement to permit them to evaluate their respective technologies.

Section 18.3 Notwithstanding any other provision in this Agreement, Participant acknowledges that TMC may be performing construction work in and around the Building while Participant is occupying the TMCx Program Space, and that there will be Events occurring in the TMCx Program Space, as well as Other Participants, TMC personnel and others accessing the Workstation and occupying the TMCx Program Space. Participant understands and acknowledges that such construction work may result in noise, vibration, dirt, dust and other circumstances commonly attendant to construction and that such Events and the activities of TMC, Other Participants and others may result in noise, distractions and other circumstances associated with such Events and activities, and Participant agrees that such construction, Events and activities shall not (i) constitute a breach by TMC under this Agreement;

(ii) relieve Participant of any obligation under this Agreement; and (iii) be deemed a constructive eviction of Participant from the TMCx Program Space. PARTICIPANT HEREBY WAIVES ANY CLAIM OF INJURY OR INCONVENIENCE TO PARTICIPANT’S BUSINESS, INTERFERENCE WITH PARTICIPANT’S BUSINESS, LOSS OF OCCUPANCY OR QUIET ENJOYMENT OF THE TMCX SPACE, OR ANY OTHER LOSS OCCASIONED BY THE PERFORMANCE OF CONSTRUCTION WORK OR THE OCCURRENCE OF ANY EVENTS OR OTHER ACTIVITIES, AND NO SUCH INJURY, INCONVENIENCE, INTERFERENCE, OR LOSS SHALL RELIEVE PARTICIPANT OF ANY OBLIGATIONS UNDER THIS AGREEMENT.

ARTICLE XIX. Notices.

Any bills, statements, notices, demands, requests or other communications given or required to be given pursuant to this Agreement shall be effective only if rendered or given in writing, sent by (1) registered or certified mail, return receipt requested, (2) a nationally recognized courier service such as Federal Express or UPS, or (3) hand delivery (with a duplicate copy sent via either method described in (1) or (2) immediately above) addressed if to Participant, to the address for Participant set forth in the Key Terms under “Participant Contact Information” and (b) if to TMC, to Texas Medical Center, Attn: Office of General Counsel, 2450 Holcombe Blvd, Suite 1, Houston, Texas 77021, Fax: (713) 791-6447. Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement, if sent by facsimile transmission, upon answer-back confirmation, and otherwise, upon delivery, refusal of delivery or when delivery is first attempted on a business day. Either Party may at any time change its address for notification purposes by providing written notice stating the change and setting forth the new address.

ARTICLE XX. Survival.

Expiration or termination of this Agreement for any reason will not affect (i) any right or obligation of any party which accrued or vested prior to such termination, or (ii) any continuing obligation, liability or responsibility under this Agreement which would otherwise by their nature survive termination of this Agreement including any obligation, liability or responsibility under Articles IX, XIII, XV, XVI, XX and XXII and under Section 26.6.

ARTICLE XXI. Reserved.

ARTICLE XXII. Role of Contractors.

“Third-Party Servicer” means a third-party service provider engaged either by TMC or Participant. TMC shall be responsible for only those certain services that are provided by TMC directly or indirectly through a Third-Party Servicer engaged by TMC to provide, in a limited capacity, the Standard Services on TMC’s behalf as more specifically set forth in this Agreement. TMC shall not be financially or otherwise responsible for any other services (“Non-Standard Services”) provided by any other party that are independent of those services provided pursuant to this Agreement. Any Non- Standard Services that Participant elects to receive from a Third- Party Servicer (“Participant Third Party Servicer”) shall be Participant’s responsibility and shall be provided at Participant’s sole cost and expense. TMC does not recommend or suggest the services of any Third-Party Servicer, and Participant hereby agrees to indemnify, release and hold TMC Parties harmless with respect to all claims, losses, costs or expenses pertaining to any services that Participant receives from a Participant Third-Party Servicer, including without limitation which relate to or arise in connection with this Agreement or any other services or products provided, or promised or agreed to be provided, by any Participant Third Party Servicer or its affiliates independently of the services to be provided by TMC under this Agreement, including, without limitation, any Participant Third Party Servicer’s failure to protect and maintain any of Participant’s confidential or proprietary information. No Third-Party Servicer shall have any right or authority to make decisions for TMC, to bind TMC to any contract or arrangement or to amend or waive any of the terms and conditions of this Agreement.

ARTICLE XXIII. Parking and Traffic Demand Management.

Participant and its employees will park in the areas serving the Building so designated from time to time by TMC as the parking areas for Participant and Other Participants. Such parking areas will be non-exclusive. Participant’s guests and invitees shall park in the parking areas so designated from time to time by TMC as the parking areas for visitors. Participant shall require its employees to comply with all rules and regulations related to such parking and any applicable requirements set forth in the SOPs. TMC agrees to make available to Participant on the Effective Date up to the number of parking spots as indicated in the Key Terms allowing access to the surface parking lots serving the Building. TMC may, at its option, from time to time make additional unreserved spaces available to Participant in off- peak parking usage hours and any use of such parking spaces shall be subject to the terms of this Agreement, including all applicable SOPs, and any other terms and conditions imposed by TMC in connection with the use of such spaces. Visitor parking shall be provided subject to the availability of such visitor spaces. TMC agrees to make available to Participant visitor parking validations subject to the SOPs. Participant acknowledges that the Building is subject to certain traffic demand management requirements and that as from time to time requested by TMC Participant shall comply with and cause its employees to comply with any required traffic demand management program requirements applicable with respect to the Building. ARTICLE XXIV. Security.

TMC may but shall not be obligated to provide security (including security guards) at the TMC Innovation Institute Campus and with respect to the TMCx Program Space. Participant shall comply with all security procedures and requirements including all applicable SOPs related to security. Participant shall cause all of its employees to wear their issued ID badges (or comply with similar security requirements) at all times while in the TMCx Program Space or in the Building. Participant and its employees, agents, invitees and guests shall not at any time attempt to access or enter any portion of the Building that is not part of the TMCx Program Space or a designated parking area. Notwithstanding the fact that TMC may, in its sole discretion, provide security services at the TMC Innovation Institute Campus or TMCx Program Space, from time to time during the Term, it has no duty or obligation to do so and Participant is solely responsible for the security of its personal property and proprietary and confidential information and risk of loss or disclosure. Participant hereby releases TMC from any claim for injury to person, damage to property, or disclosure of Participant’s confidential information or violation of Participant’s proprietary rights asserted by Participant or any personnel, employee, guest, invitee or agent of Participant that is suffered or occurs in or about the TMCx Program Space, the TMC Innovation Institute Campus, the Building or designated parking areas by reason of the act of any intruder or any third party (including without limitation Other Participants) in or about the TMCx Program Space, the TMC Innovation Institute Campus, the Building or designated parking areas.

ARTICLE XXV. Limitations on Disclosure and Confidentiality; Participant’s Intellectual Property.

Section 25.1 Except as provided otherwise in this Article XXV, Participant, for the benefit of TMC, hereby agrees that it will not, either during or after the Term, issue or release, or cause or permit to be issued or released, to the public or the media, any press notices, publicity (oral or written) or advertising promotions relating to, or otherwise publicly announce or disclose, or cause or permit to be publicly announced or disclosed, or discuss in interviews with the media, in any manner whatsoever (including at trade shows and in industry and professional gatherings, events and publications) the existence, terms, conditions or substance of this Agreement or any information or details regarding TMC or any Other Participant’s occupancy, activity or operations at the TMC Innovation Institute Campus (“Confidential Information”) without first obtaining the prior written consent of TMC, which consent may be withheld in its sole discretion. Participant is not authorized to invite any member of the press or media to the TMC Innovation Institute Campus or the Building for any purposes, including any interviews, without first obtaining the prior written consent of TMC, which consent may be withheld in its sole discretion. In addition, except as provided otherwise in this Article XXV, Participant shall keep strictly confidential and not disclose any of the Confidential Information and shall not, unless Participant is expressly authorized to do so in writing or specifically provided by TMC, access or attempt to access, the Confidential Information of TMC or access or attempt to access, the Confidential Information of any Other Participant. Participant agrees to advise its employees, attorneys, accountants, professional consultants, advisors, financial advisors, investors and lenders (“Representatives”) of the confidentiality requirements of this Article XXV and to require all of the Representatives to abide by the terms hereof. Nothing in this Agreement shall be construed, by implication or otherwise, as a grant by Participant to TMC or any other party of a license or any other right to make, use or sell any product or service using the intellectual or proprietary property of Participant.

Section 25.2 It is understood and agreed that the foregoing shall not (a) preclude Participant from discussing the substance or any relevant details of the Confidential Information, on a confidential basis with its Representatives, as the case may be, (b) prevent any Party hereto from complying with applicable laws, including, without limitation, governmental regulatory, disclosure, tax and reporting requirements, (c) prevent Participant from contacting public agencies or governmental authorities in connection with any application for state or local permits related to Participant’s operations at the TMC Innovation Institute Campus, or (d) prevent any Party from disclosing Confidential Information to the extent required to enforce the terms of this Agreement.

Section 25.3 Participant acknowledges that the covenants and agreements in this Article XXV are material inducements to TMC without which TMC would not have entered in to this Agreement with Participant and that this Article XXV contains reasonable protections for TMC against improper disclosure of potentially sensitive information. Participant agrees that any disclosure or use of the Confidential Information by itself or any of its Representatives not in accordance with the provisions of this Article XXV shall be in violation of this Agreement. Participant hereby agrees to indemnify, release and hold TMC harmless from and against any cost, damage, liability, loss or claim arising from violation of this Article XXV. In addition to any other remedies available to TMC, TMC shall have the right to seek equitable relief, including, without limitation, injunctive relief or specific performance, against Participant or its Representatives in order to enforce the provisions of Article XXV.

ARTICLE XXVI. Miscellaneous.

Section 26.1 Notwithstanding any provision of this Agreement to the contrary, in no event shall TMC or any other TMC Party be responsible under or for breach of any provision of this Agreement for interruption or loss of business, income or profits, or any consequential, indirect, incidental or special damages.

Section 26.2 Except as expressly otherwise provided herein, this Agreement embodies and constitutes the entire understanding between the Parties with respect to the transaction contemplated herein. This Agreement may not be modified or amended and Participant’s obligations hereunder shall in no way be discharged, except as expressly provided in this Agreement or by written instrument executed by the Parties hereto. This Agreement shall not be construed in any way to grant Participant any leasehold or other real property interest in the TMCx Program Space. This Agreement merely grants Participant the right to participate in TMCx and, as part of TMCx, to enter upon, occupy and use the TMCx Program Space during the Term in accordance with the terms and conditions hereof.

Section 26.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Texas (without regard to Texas’ principles of conflicts of laws). Any legal proceedings arising out of or in connection with this Agreement shall be brought exclusively in the state or federal courts sitting in Harris County, Texas. TMC shall be entitled to collect from Participant reasonable attorneys’ fees associated with TMC’s enforcement of this Agreement.

Section 26.4 This Agreement shall not be binding or effective until this Agreement is executed and delivered by TMC and Participant. This Agreement may be executed in several counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument. The execution of this Agreement may be effected by electronically transmitted (email) or facsimile signatures, all of which shall be treated as originals.

Section 26.5 The term “business days” as used in this Agreement shall exclude Saturdays, Sundays and holidays and the term “holidays” as used in this Agreement shall mean New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving and Christmas Day. The terms “Person” and “Persons” as used in this Agreement shall be deemed to include natural persons, firms, corporations, associations and any other private or public entities, whether any of the foregoing are acting on their own behalf or in a representative capacity. Whenever the words “including”, “include” or “includes” are used in this Agreement, they shall be interpreted in a nonexclusive manner. If any term, covenant or condition of this Agreement or any application thereof shall be invalid or unenforceable, the remainder of this Agreement and any other application of such term, covenant or condition shall not be affected thereby. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the Party causing this Agreement to be drafted. In the event of any action, suit, dispute or proceeding affecting the terms of this Agreement, no weight shall be given to any deletions or striking out of any of the terms of this Agreement contained in any draft of this Agreement and no such deletion or strike out shall be entered into evidence in any such action, suit or dispute or proceeding given any weight therein. Each Exhibit, Schedule and Annex attached to this Agreement is incorporated into, and is part of this, Agreement. Subject to Article X, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective legal representatives, successors and assigns.

Section 26.6 TMC and Participant each represents and warrants to the other that it has dealt with no broker, agent or finder in connection with this Agreement. Each Party agrees to indemnify the other against any claim for commission or other compensation in connection with this Agreement made against the indemnified Party by any broker, agent or finder with whom the indemnifying Party has engaged, or is claimed to have engaged, in connection with this Agreement, and all costs, expenses and liabilities in connection therewith, including reasonable attorneys’ fees and disbursements incurred by the indemnified Party in the defense of any such claim.

Section 26.7 TMC and Participant each represents and warrants to the other that it is authorized to enter into this Agreement and that the respective signatories hereto have been authorized to sign this Agreement. Participant represents and warrants to TMC that in entering into this Agreement, Participant does not require consent from and is not violating any contractual obligation with any other party.

Section 26.8 Neither TMC nor Participant shall have the right to record this Agreement or any memorandum thereof, except as provided in Article V.

Section 26.9 Participant shall pay before past due and be liable for all ad valorem, rental, sales, use and other taxes and assessments, if any, imposed under applicable law upon, measured by or otherwise arising out of any amount payable by Participant under this Agreement or upon, measured by or otherwise arising out of this Agreement, the License, the TMCx Program Space, the TMC Innovation Institute Campus or any property of Participant.

Participant acknowledges that it was afforded an adequate opportunity to read the Agreement and to consult with counsel of its choice as to the legal effect of the terms hereof prior to signing the Agreement.